CANADA SOUTHERN PETROLEUM
Moderator: Randy Denecky
05-25-06/12:00 pm CT

Exhibit (a)(7)
CANADA SOUTHERN PETROLEUM
Moderator: Randy Denecky
May 25, 2006
12:00 pm CT

Operator:	Ladies and gentlemen, thank you for standing by. Welcome to the Canada Southern Petroleum Conference Call.

During the presentation, all participants will be in a listen-only mode. Afterwards, we will conduct a question and answer session. At that time, if you have a question, please press the 1 followed by the 4 on your telephone.

As a reminder, this conference is being recorded, Thursday, May 26, 2006.

If at any time during the conference you need to reach an operator, please press the star followed by the 0.

I would now like to turn the conference over to Mr. Randy Denecky, Chief Financial Officer, Canada Southern Petroleum.

Please go ahead, sir.

Randy Denecky:	Thank you, operator, and good morning, ladies and gentlemen.

As we conduct this conference call, there are remarks that we will make about future expectations, plans and prospects, which will constitute forward-

CANADA SOUTHERN PETROLEUM
Moderator: Randy Denecky
05-25-06/12:00 pm CT

looking information. Actual results could differ materially from a conclusion, forecast or projection in such forward-looking information.

Certain material factors or assumptions were applied in drawing a conclusion or making a forecast or projection as reflected in such forward-looking information. Additional information about material factors that could cause actual results to differ material from a conclusion, forecast or projection in a forward-looking information, and the material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, as reflected in the forward-looking information, is contained in the Directors’ Circular, our annual information form and Form 40-F in our MD&A, all of which are available on our SEDAR profile having filed with the SEC on EDGAR and our — on our Web site on www.cansopet.com.

All shareholders of Canada Southern will receive a copy of the Directors’ Circular in the coming days. We strongly encourage you to read this document thoroughly and completely as it contains important information in addition to what we — will be covered on this conference call today.

The Directors’ Circular is also available on our Web site at www.cansopet.com, on SEDAR at www.sedar.com, and on the US Securities and Exchange Commission Web site at www.sec.gov. There is also a short presentation accompanying this call, which can be viewed by accessing the conference call link on our Web site.

I would now like to turn the call over to Mr. Richard McGinity, Chairman of the Canada Southern Board.

Richard?

CANADA SOUTHERN PETROLEUM
Moderator: Randy Denecky
05-25-06/12:00 pm CT

Richard McGinity:

Thanks, Randy, and good morning everyone.

Joining me in the room this morning is John McDonald who is Canada Southern’s President and CEO. John is able to provide additional detail you might need with respect to the company’s history in the Arctic, evaluation of its Arctic assets and ongoing operations.

At the conclusion of my remarks, we will open up the call to your questions.

As you’re all aware, on Monday, May 15, Petro-Canada made an unsolicited offer for Canada Southern. Since that time, the Board, together with Management as well as our legal and financial advisors, have thoroughly analyzed and evaluated the Petro-Canada offer.

After careful consideration of all the factors, the Board yesterday made the unanimous recommendation that the shareholders reject the offer and not tender the shares to Petro-Canada.

The Directors’ Circular contains the full list and discussion of the reasons for this recommendation. There is important background information contained in the Directors’ Circular.

All right. Thank you, (Ken).

Our apologies for that brief technical difficulty. But I think we’ve got it remedied now.

CANADA SOUTHERN PETROLEUM
Moderator: Randy Denecky
05-25-06/12:00 pm CT

Our CEO is a mechanical engineer among our things and is adept at these things.

In any case, as I was saying, the Directors’ Circular contains the full list and discussion of the reasons for our recommendation to reject the offer of Petro-Canada. There is important background information in the Directors’ Circular that we won’t have time to address on this call, including the history of our discussions with Petro-Canada which go back some way further than what Petro-Canada has disclosed to you in their tender offer documents. I would hope and request that you read it thoroughly.

Before I outline the reasons for the recommendation, I’d like to discuss two other things first. One is to review Canada Southern’s history in the Arctic, as some of you may not be familiar with the company. I’d also like to talk briefly about the chain of events that led to the commencement of Petro-Canada’s hostile bid last week.

First of all, with respect to Arctic history, Canada Southern was one of the first Canadian oil and gas companies to take an interest in Northern Canada and the Arctic Islands. In 1960, we began acquiring interest in the Arctic including the rights to explore for oil and gas.

In 1966, Canada Southern entered into an operating agreement with Panarctic Oil, a company that was owned in part by the Federal Government through Petro-Canada. So, you can see that the history of Canada Southern in the Arctic is somewhat intertwined with that of Petro-Canada, going back to the very early days.

CANADA SOUTHERN PETROLEUM
Moderator: Randy Denecky
05-25-06/12:00 pm CT

Over the next five years following 1966, Panarctic and others discovered large quantities of oil and natural gas on Canada’s Southern lands and adjacent areas.

Between 1975 and 2001, professional third-party estimates of the recoverable reserves in the Arctic Islands ranged as high as 19.8 trillion cubic feet. That is a large field by any measure. (Some refinings) of these studies are provided in the Director’s Circular.

Panarctic was also the operator of each of the areas in which Canada Southern has an interest. Petro-Canada is the successor to the Government of Canada’s interest in Panarctic, and the custodian of Panarctic’s records, including those records relating to the areas in which Canada Southern has an interest.

Canada Southern has a carried or working interest in 7 of the 16 significant discovery licenses, which have been registered with the Canadian National Energy Board, including interest in the three largest discoveries in the Drake Point, Hecla and Whitefish areas.

Canada Southern’s carried and working interest cover more than 178,000 gross acres and about 39,000 net acres. Approximately 80% of Canada Southern’s Arctic Islands’ discovered natural gas is estimated to be in the Hecla and Drake Point fields, which we believe will be the first fields to be developed in the Arctic Islands.

When Panarctic was dissolved in 2000, Petro-Canada became the official custodian of Panarctic’s records, which included extensive geological and seismic data relating to the natural gas estimates for the area many of which involved Canada Southern’s interests.

CANADA SOUTHERN PETROLEUM
Moderator: Randy Denecky
05-25-06/12:00 pm CT

In 2003, Canada Southern received a $25-million settlement following a lengthy period of litigation involving its Kotaneelee partnership. This settlement effectively recapitalized the company and, well, basically freed it from a very long litigation with no residual claims, and enabled it to move forward with a renewed focus on operations, drilling and growth. And that is what we’ve done since late-2003.

In — as part of this effort to get back into the oil and gas business, in October 2005, we began a formal resource study of our Arctic Islands assets. And now, I here want to get into the chain of events that led to Petro-Canada’s tender offer.

As part of this study of our Arctic Islands assets, on January 11, 2006, we sent a letter to Petro-Canada requesting access to the archived seismic and geological data in their custody to which we were entitled. Petro-Canada did not respond to our request until March 6 when it advised us that access to some of the Panarctic information would not be available for at least six weeks.

On March 29, approximately three weeks later, prior to providing the data we had requested, Petro-Canada approached us with a “expression of interest” to acquire Canada Southern for US $7.50 per share.

While we were willing to explore a negotiated transaction, we made it clear to Petro-Canada in early-April that we would need additional time to complete the review of the Panarctic data and accurately assess the value of our Arctic assets.

CANADA SOUTHERN PETROLEUM
Moderator: Randy Denecky
05-25-06/12:00 pm CT

In response, Petro-Canada indicated that it was not willing to entertain a negotiated transaction that “did not align with its timing goals.” They refused to explain why or gave us any indication of what was driving their urgency. We still wonder.

After a series of meetings and calls between the two companies, Canada Southern met with senior executives of Petro-Canada on May 8. At this time, we informed Petro-Canada that we felt their offer was inadequate and proposed to continue working towards a negotiated transaction with them.

Two days later, Petro-Canada presented Canada Southern with an ultimatum — agree to be acquired for US $7.50 per share or face a hostile bid. The next day, they publicly announced their intention to file a bid.

That’s the short form history of this situation. But as I indicated, there is a lot more information in the Directors’ Circular, and again I would ask you to read it thoroughly.

Now, let’s turn to the Board’s recommendation.

Today, after having carefully considered the Petro-Canada offer, the Canada Southern Board is unanimously recommending that shareholders reject the offer and not tender their shares. As I mentioned, there are several reasons for this recommendation. The complete list is contained in our press release and the Directors’ Circular which I again urge you to review carefully. In the interest of time, I will limit my remarks this morning to a summary discussion of three principal reasons.

CANADA SOUTHERN PETROLEUM
Moderator: Randy Denecky
05-25-06/12:00 pm CT

First, based on the information available at this time, the Board believes the Petro-Canada offer fails to adequately shareholders for the economic and strategic value of Canada Southern’s assets particularly its Arctic Islands assets.

In all, this company has productive Yukon and Northeastern British Columbia natural gas operations, a strong balance sheet with significant cash balances, and no debt. But it is the long-term strategic and economic value of our Arctic Islands assets that is at issue here.

Based on available independent data and our own studies, Canada Southern’s best estimate of its discovered marketable natural gas attributable to its Arctic Island interest is approximately 927 BCFE. And for the non-industry members in the audience, that is billion cubic feet equivalent round numbers, somewhat less than one trillion cubic feet of gas. To put that in perspective, it is roughly 68 times greater than our currently disclosed, proven and probable reserves of 13.7 BCFE.

The estimate of our discovered marketable natural gas can be found in Canada Southern’s 1985 Annual Report. However, under current Canadian and US disclosure regulations, we are prohibited from disclosing as proved or probable reserves those resources for which transportation to market is not currently available.

Unless the rocks have moved, we believe that what was there in 1985 is there today, and we believe that Petro-Canada is trying to acquire these assets without paying fair value for them.

CANADA SOUTHERN PETROLEUM
Moderator: Randy Denecky
05-25-06/12:00 pm CT

The Board’s second reason. The Board believes that Arctic natural gas development will be economically viable. As early as 1980, Petro-Canada itself was one of four sponsors of the Arctic Pilot Project, which developed plans to ship natural gas from the Arctic Islands by LNG tanker to southern markets. A great deal of the preliminary work has already been done on this project, and we feel a renewed Arctic initiative could be restarted in short order.

The Canadian Energy Research Institute confirmed the viability of Arctic oil and gas development as recently as January 2005. This study, commissioned by the Canadian Department of Indian and Northern Affairs, reviewed the economic feasibility of producing and delivering gas from the Arctic Islands, assuming one billion cubic feet per day production starting either in 2014 or 2019.

The Institute’s theory concluded that on several of the price forecasts, the development of Arctic Islands’ discovered gas would generate a positive current net present value.

Thirdly, Petro-Canada has insisted that Canada Southern agree to a transaction based on their abbreviated and seemingly very arbitrary timetable. Petro-Canada has publicly stated that it has no immediate plans for an Arctic development, but it is insisting on urgency in completing this transaction. Something is driving their timetable, and the Board is asking Canada Southern shareholders to ask what that is.

At the same time, we feel shareholders need to take under consideration a number of facts that Petro-Canada did not disclose in its offer. There are three important points to make here.

CANADA SOUTHERN PETROLEUM
Moderator: Randy Denecky
05-25-06/12:00 pm CT

One is, that Petro-Canada sponsored a 1980 application to the National Energy Board — Canadian National Energy Board for a license to export natural gas produced in the Arctic Islands and shipped by LNG tanker to Gros Cacouna, Quebec; the second point is that the Gros Cacouna facility is scheduled for start up in 2009; and third, Petro-Canada is committed to deliver LNG to the facility, but has not yet secured a supply.

In short, the Board believes the offer is financially inadequate, opportunistic, and fails to provide adequate compensation for the strategic and economic value of the company’s assets and long-term growth prospects. Additionally, the Board received an opinion from its financial advisor, CIBC World Markets, stating that the consideration offered under the Petro-Canada offer was inadequate from the financial point of view. The Board is now working closely with Management and its financial advisors to explore all strategic alternatives to maximize value for Canada Southern’s shareholders.

As outlined in the circular, and which again I request you to read closely, we have established a data room and discussions are being pursued with a number of third parties. The Board strongly believes the strategic and economic value of Canada Southern’s Arctic assets makes it attractive to other parties.

Finally, the Board has adopted a shareholder rights plan to provide more time for Canada Southern to seek competing bids that may provide greater shareholder value.

Before I turn the call back to the operator for the question and answer period, I would like once again to urge you to reject the Petro-Canada offer and not tender your shares.

CANADA SOUTHERN PETROLEUM
Moderator: Randy Denecky
05-25-06/12:00 pm CT

With that, (Tina), we can begin the question and answer session.

Operator:	Ladies and gentlemen, if you would like to register a question, please press the 1 followed by the 4 on your telephone. You will hear a three-tone prompt to acknowledge your request.

If your question had been answered and you would like to withdraw your registration, please press the 1 followed by the 3.

If you’re using a speakerphone, please lift your handset before entering your request.

One moment for the first question.

Ladies and gentlemen, if you would like to register a question, please press the 1 followed by the 4 on your telephone.

Our first question comes from the line of (Leon Serunian).

Please go ahead.

(Leon Serunian):	I’m not sure this is as much a question as a statement. I have been a stockholder of Canada Southern since, I’m going to say, around — oh, before 1970. Most of my — and by the way, I’m a former stockholder — stockbroker. I have — although I’m retired the past 12 years, many of my former customers still hold the stock. I myself and my family have over 40,000 shares.

CANADA SOUTHERN PETROLEUM
Moderator: Randy Denecky
05-25-06/12:00 pm CT

Now, I’m hearing from my stock — former stock customers that they themselves are holding substantial amounts of shares, so far none of whom have any intention of tendering stock at these or any other price. We intend to be long-term stockholders based mainly on the (unintelligible) the potential of certainly Kotaneelee and the Arctic Islands, especially the Arctic Islands.

My intention always was — I’m 79 years old by the way — was to pass the stock on to my (kids) for their future because I have high expectations for the Arctic Islands.

Now, the information given out in this conference, I applaud they’ve done a very good job, which is unfortunate that because of the rules and regulations of forward statement we — the company could not present to the public some of these expectations. But you have been, you know, been pushed by Petro-Canada; you’re able to talk about this now.

And incidentally, in view of this information that was given out today, I was aware of it long ago based on stock recommendations by other analysts. (AG Becker) comes to mind from years back — I don’t know if they’re still in business — (FXC Publishing) and others, so that I have, as I say, going back to certainly 1970, I’ve just been patiently waiting for things to happen.

And incidentally, the reserves — proven and probable — that were enumerated in no way — and this should be mentioned — in no way covers the potential for further (growing) because that is certainly far from being exhausted. That could add substantially. And, of course, as most stockholders, we believe hope springs eternal, so I’m hopeful that those numbers given out tonight will be expanded dramatically.

CANADA SOUTHERN PETROLEUM
Moderator: Randy Denecky
05-25-06/12:00 pm CT

And as I say, I think it’s — and see, unfortunately, the price of the — of our stock has been neglected for various reasons, one being that most people today, unlike me and my former clients, don’t have understanding of the most important part of this company which I believe is the Arctic Islands. So, I’m sorry to say I don’t have a specific question. I’m even hopeful — I’m in the Boston area — of even attending the annual meeting, but that remains to be seen.

Richard McGinity:	Well.

(Leon Serunian):	Thank you very much.

Richard McGinity:	...if Mr. Seruni — is that the proper pronunciation?

(Leon Serunian):	It’s S (as) (unintelligible).

Richard McGinity:	Serunian?

(Leon Serunian):	(It’s) pronounced as Z.

Richard McGinity:	Well, there are a couple of us here who are — have spent long and happy times in the Boston area and that — nice to hear from you.

I would say they — I think your remarks are insightful and I would thank you very much for them. And I would tell you that the Board is doing everything it can to justify your loyalty and confidence.

(Leon Serunian):	May I make a statement, sir?

CANADA SOUTHERN PETROLEUM
Moderator: Randy Denecky
05-25-06/12:00 pm CT

Richard McGinity:	Please do.

(Leon Serunian):	Well.

Richard McGinity:	Please do.

(Leon Serunian):	... — okay.

I neglected to say, when I first heard about the $7.50 offer, if that was double or triple that, personally I would not be at all interested. I took their offer as an insult rather than an offer.

Richard McGinity:	Well, I think I’ll not comment on that, but it’s certainly interesting to know. But just — I’ll — let me just leave it at that.

We on the Board certainly felt that it was inadequate for sure. And so, I hope that you and all of our other shareholders will continue to pay close attention and stay tuned.

(Tina), I guess we could take the next — and thank you again, Mr. Seruni.

(Tina), can you — should you do another one?

Operator:	Definitely. The next question comes from the line of (Dan Levala).

Please go ahead.

CANADA SOUTHERN PETROLEUM
Moderator: Randy Denecky
05-25-06/12:00 pm CT

(Dan Levala):	Yes, hi. I am a private investor. I’ve been holding my shares for about 10 or 11 years now. I’ve — (I see) this as a long-term investment. I also feel that it was an insult by Petro-Canada’s offer and I do support the Board’s decision.

But my concern is, I’m in the US and I’m not familiar with the rules. But if Petro-Canada was to be successful in acquiring a majority of shares, what protection does that leave the private investor with the shares that are remaining?

Richard McGinity:	It — that is a good question. I am an American and I hesitate to do anything that might smack of giving legal advice. Legal counsel is here and this will be Chad Schneider from the firm of Blake, Cassels.

And Chad, would you like to.

Chad Schneider:	Sure.

Richard McGinity:	...make a comment about that? It’s a very good question.

Chad Schneider:	Sure. And there is some disclosure to that effect in the Petro-Canada offer document. And a lot of it does depend on exactly, you know, if an offering, including the Petro-Canada offer, was successful at different thresholds — whether they acquired, you know, 66-2/3% of the shares or 90% of the shares — they do have mechanisms and means available to effectively acquire the next of the shares held by the minority.

If they acquire 90%, they do — they can effectively (squeeze you out) at the same offer price that is paid to the rest of the shareholders. That’s quite easy for them to do.

CANADA SOUTHERN PETROLEUM
Moderator: Randy Denecky
05-25-06/12:00 pm CT

If they acquire less then 90% but over 2/3, it’s a little bit more complicated process, but I believe Petro-Canada has stated in their circular that — and there are rules in Canada to protect (in) this exact type of situation to make sure that you will receive no less than the other public shareholders who have received (the tender to the offer) to get to the 2/3%.

So, there are mechanisms in place, but there are also ways for an acquirer to get rid of the minority. But there are rules in place to make sure you are treated fairly.

Richard McGinity:	All right, just a further point on that question, I, an American, have found it very interesting to be working in Canada, to find that — it seems that shareholder democracy is — there’s a greater degree of it, it seems to me under Canadian rules than under US rules. And it puts the company in an interesting situation where the shareholders are free to express their views and in — within fairly short period — time periods. So, it’s an interesting environment.

But in any case, that’s not to give legal advice or anything like that. Your question is a good one. There is information about it in the circular and you should look at that closely. And — but, as I said a few moments ago, pay close attention.

(Dan Levala):	I have one follow up question.

I have never attended an annual meeting. Is that open to anyone who owns stock or.

Richard McGinity:	Absolutely.

CANADA SOUTHERN PETROLEUM
Moderator: Randy Denecky
05-25-06/12:00 pm CT

(Dan Levala):	Okay.

Richard McGinity:	Absolutely, yes. You would be — well, the annual meeting is on June 8 this year in Calgary and you would be welcome.

(Dan Levala):	Okay. Thank you.

Richard McGinity:	You’re welcome.

(Tina)?

Operator:	Our next question comes from the line of (Julian Lestig) of Citibank.

Please go ahead.

(Julian Lestig):	Yes, thank you.

In the shareholder rights plan that’s described in the circular, the last paragraph talks about the Petro-Canada offer would trigger the rights plan which would cause significant dilution to the offer by permitting the shareholders under the offer to purchase additional common shares at an attractive price.

Could you explain in more detail this rights plan?

Richard McGinity:	I would — yes, Mr. (Lestig). I would say one thing.

CANADA SOUTHERN PETROLEUM
Moderator: Randy Denecky
05-25-06/12:00 pm CT

The rights plan — the purpose of it — is to — is not to keep the shareholders from expressing their will, but effectively to — it is a tool to enable the company to have some additional time to deal with potentially competing buyers. So, that’s the net effect of it. It is not a means of enshrining the current Board or management (in its positions) forever or anything like that.

But having said that, Chad, would you like to say another word or two about the rights plan?

Chad Schneider:	Sure.

Probably, the best place to direct you for a brief written summary of the operation of the plan is in the Schedule 14 — oh sorry, it’s Form 8-A filed with the US SEC today. And in the back, it does contain a very brief summary of the plan that will I think walk you through the mechanics.

The (sentence) that you picked up effectively summarizes the entire intent of the rights plan. I can assure you this is a very standard shareholders rights plan in Canada. And, you know, I’m not sure how much detail (we) want to get into in terms of the operation of these things, but I can assure you it’s quite standard. And the whole purpose of a plan is to ensure that if an offer does cross the 20% takeover bid threshold that permits other shareholders to acquire shares at a diluted price that’d make it prohibitive for that offerer to act without providing adequate time for the Board to consider other alternatives.

Does that fairly answer your question?

CANADA SOUTHERN PETROLEUM
Moderator: Randy Denecky
05-25-06/12:00 pm CT

(Julian Lestig):	I think so. What you’re saying is that if somebody acquired 20% or more of the shares, you could (actually) issue a rights offering to the current shareholders so they could buy stock at a more attractive price, therefore diluting the number of shares and then kind of (unintelligible)?

Chad Schneider:	That’s effectively exactly it. And everyone could exercise those except the person who acquires the 20%. So, it is a very standard offering and (frankly) I think you hit the nail on the head, so.

(Julian Lestig):	So there’s a potential for dilution if you exercise, something like that?

Chad Schneider:	Correct.

(Julian Lestig):	Thank you.

Richard McGinity:	Thank you, Mr. (Lestig).

(Tina)?

Operator:	Ladies and gentlemen, as a reminder, it’s the 1 followed by the 4 to register a question or a comment.

Our next question is from the line of (Robert Dow).

Please go ahead.

(Robert Dow):	Gentlemen, I’m an investor from the US. What are we waiting for? In fact, I had called Mr. McDonald and, unfortunately, you just — and I understand —

CANADA SOUTHERN PETROLEUM
Moderator: Randy Denecky
05-25-06/12:00 pm CT

could not discuss the issue. But I was looking for is a more detailed information on what you think the company is worth.

Richard McGinity:	Well, it’s obviously a very, very important question and it’s one that we’re working on. But it’s also inappropriate for us to speculate on it at this time.

A fair offer needs to take into consideration the strategic value of the Arctic assets and offer shareholders and appropriate premium for control. All I’m really able to tell you today is that we don’t think that the Petro-Canada offer does that. But to go beyond that, I — it would really not be appropriate.

(Robert Dow):	You couldn’t just give a — because I had been speaking. I had tried to get UBS to do some detailed analysis and, again, your company was so small it was of little interest to them.

Randy Denecky:	Uh-huh. Well, that’s a nice point. One of our hopes would be that a number of institutions that we might like to have had follow us in the past years will now pay attention and perhaps provide some opinion of their own. That would be far more appropriate than my speculating on.

(Robert Dow):	Yeah. I mean, as I said, I have other people that have bought the stock on my recommendation and, like one who have probably listened to this conference call, (he said), “Should I put in a stop-loss at 9?” I said, “Well, you know, how do I answer that question?” I was waiting for the conference call today to give me much more. What do you think the Arctic deposits are worth? I mean, just roughly, are they worth $1? Two dollars? Three dollars?

Richard McGinity:	I really — it is in appropriate and perhaps illegal for me to offer an opinion on that.

CANADA SOUTHERN PETROLEUM
Moderator: Randy Denecky
05-25-06/12:00 pm CT

This — let me put it in a little big of context. The issuing of the Directors’ Circular, including the information about the scale, the quantity, of gas in the Arctic which we believe is there but is based on our internal estimate, that all by itself is a major step forward in terms of getting information into the hands of shareholders that we have — wanted them to have but were previously prevented from disclosing for reasons that I think Mr. Seruni mentioned earlier on.

So, what I would hope would happen is that that information is now in the public domain and that the market will have a chance to consider it, digest it and come to its own judgment about it. But for me to speculate at the moment about what it might be or what others might be willing to pay for it, it would just be inappropriate. So I — and so, I won’t.

(Robert Dow):	Okay.

One last question is, (did anyone) express any interest?

Richard McGinity:	We have been in touch with a number of companies, which I will not name and several of them have expressed interest. But it would be — I think it would be unwise from a negotiating standpoint to identify any of them at this point. We’re working very hard to maintain their interest and get them the information their seeking and we’ll make more announcements on that when it’s appropriate to do so.

(Robert Dow):	Okay, thank you.

Richard McGinity:	You’re welcome. Thanks for calling.

CANADA SOUTHERN PETROLEUM
Moderator: Randy Denecky
05-25-06/12:00 pm CT

Operator:	Our next question comes from the line of (John Fitzer), (ASD Advisers). Please go ahead.

(John Fitzer):	Yes, hi. Thank you very much for the call today.

Just a couple of quick questions. First of all, when do you expect to hear back from Petro-Canada on the information that you’ve requested from them?

And then secondly, if you could drill down a little bit on your estimate of the 927 BCF and how recent your information there is as it really as old and dusty as 1985? Or what work have you done in the present?

And then, finally, could you give use a little bit more color on — given that most of your interests are carried interest in the Arctic? What the timing — how subject to third-party timing you would be for recovering — potential recovery of any of those assets?

Thanks very much.

Richard McGinity:	Uh-huh. Well, don’t leave. There were several questions there.

I think with respect to information, we have received information from Petro-Canada, which is useful and helpful. We are — we anticipate receiving more, and — but a problem we have is that we might not receive all we might like by the time that this — we might not receive all we might like nor have sufficient chance to evaluate all of it, you know, within the time frame imposed by this hostile tender process. So, that’s an answer to your — the — your information question. If you want to pursue that further, we can come back to it.

CANADA SOUTHERN PETROLEUM
Moderator: Randy Denecky
05-25-06/12:00 pm CT

With respect to our evaluation of it, I think that — and the — I think you were really getting at the confidence that we might have in our estimate, and also with relation to what historical information might be available.

The engineering methods, (John) — I think this is far to say — the engineering methods for evaluating, assessing the size of a pool or a reservoir today are not dramatically — in fact, from a sort of engineering theory standpoint, they must be exactly the same as what they were 30 years ago. There’s a more refined data gathering now, but the — I think the methodology is very similar.

(John) is nodding his head.

And so, I — we — I think we have solid reason to believe that what we say is the size of our holdings there is within a reasonable range of what the real number is.

I — and then — I’m sorry, your third question related to.

(John Fitzer):	My third question related to the nature of your carried interest.

Richard McGinity:	Oh yeah.

(John Fitzer):	...and how much control over the timing of recovery you would have.

Richard McGinity:	Yeah. The — to put it simply — and I’ll — as many of you know, you shareholders in the group, I am not born and raised in the industry. But to simplify it, the carried interest has both — has a plus and a minus. One is that as

CANADA SOUTHERN PETROLEUM
Moderator: Randy Denecky
05-25-06/12:00 pm CT

a carried interest holder, we don’t have control over what the operator might decide to do or not do.

However, as a carried interest holder, one can convert to a working interest and have, you know, much more leverage in the situation at any time one wants. Another plus of being a carried interest is that when and as development occurs, the other — the working interest partners basically put up the capital investment to develop the field while — and the Canada Southern, the carried interest in this case, needs to put up no money.

And also, what capital the working interest partners put that relates to Canada Southern’s share is not charged interest and is recovered overtime by production from the field.

That may be a bit of a winded answer, but I think (John) would probably be able to provide some more accuracy to that. But (John), why don’t you just go ahead.

John McDonald:	Thank you, Dick.

I think the important thing here to remember is it’s not really whether we are in a carrying interest position or in a working interest position. The important source of the timing of any development is usually in the hands of the operator.

Petro-Canada is the operator of these significant discovery licenses and is really who all the working interest associates, carrying interest associates look for to come forward with a proposal to the rest of the parties and say we’re interested in developing these assets.

CANADA SOUTHERN PETROLEUM
Moderator: Randy Denecky
05-25-06/12:00 pm CT

Another work — another working interest associate could actually come forward and say, hey, we’d like to see these developed. Can we start looking at them? So there are many ways that can happen. But right now, it’s really in Petro-Canada control as the operator.

(John Fitzer):	Okay, thank you very much.

Richard McGinity:	Thanks for your question.

Operator:	Our next question from the line of (Gary) (unintelligible).

Please go ahead.

(Gary):	Good morning, gentlemen.

Thank you, you did a great job in this conference call and I think (you’ll) (unintelligible) your press release that went out this morning, very, very nicely. There’s good information and I think you got a logical and methodical method of approaching this. So I applaud you.

My question is relative to value again. Can you make any comment on Canada Southern’s potential value based on peer performance value from other companies? Is there any conclusion that you might be able to draw that will help give us a little guidance there?

Richard McGinity:	That’s a very good question and the — maybe, I’ll exaggerate a little bit to make the point. But basically, there are no other companies like Canada Southern. And so, where you have a visible, you know, let’s say a 13.7 BCF

CANADA SOUTHERN PETROLEUM
Moderator: Randy Denecky
05-25-06/12:00 pm CT

proven and probable reserves, disclosed to the public, and you have 927 BCF — BCFE asset that is or has been invisible, it is not now tied into a market, and so it does make it difficult to devalue.

And — but the fact is, that now the market has the information and the market will start to work with it. I mean, actually, if I’m kind of an economist by background and — I think we could say that there was no market in Arctic Islands’ discovered gas because there was no information about it. That market is now - has now begun to function. It began to function by way of Canada Southern receiving an ultimatum from a large buyer. So, at that time, the market consisted of one buyer — and one determined buyer — and one, at least at that time, unwilling seller.

And — but now that this information has — is becoming public, there will be a market of sorts developing for Arctic Islands natural gas, and I think that will be to the benefit of all of us.

An analogy I could mention is that, in some respect, Arctic Islands gas is similar to the or the likely development of it is similar to the market that developed in the last few years over the last five years really — five to ten — for oil sands in northern Canada.

I won’t recite the numbers for you, but you might do a little bit of research on the net to see how the valuation of Canadian oil sands changed as of — as technology improved and as access to market began to develop. So, those are sort of conceptual answers to you questions.

But to give you a number, I — that would be inappropriate for me to do and so I won’t. But I think I can - what I can say for sure is that whereas prior to May

CANADA SOUTHERN PETROLEUM
Moderator: Randy Denecky
05-25-06/12:00 pm CT

15 there was no market for Arctic Islands’ discover natural gas, it is now open and there will be more people paying attention to it.

(Gary):	I agree. There certainly is a market for it, so no question of value. It’s — we are significantly undervalued in my opinion. And you did very good analogy with the, (for instance), projects up there and how valuable those are. So clearly, we have a long way to go in this negotiation to bring this offer up to something that’s even close to reality.

Thank you. Good job.

Richard McGinity:	Thank you very much.

(Tina)?

Operator:	Yes, we do have a follow up question from the line of (Leon Seruni).

And please go ahead.

(Leon Serunian):	Hi, that was my friend you just talked to.

Richard McGinity:	We thought he might be.

(Leon Serunian):	Well, (I’d say) I’ve been buying and holding the stock and I hope to hold it for a long time for his and my grandchildren’s benefit.

So, let me just come back here with something. And I am holding hands a letter of August 1999 from (FXC Newsletter). They have been one of the — for decades a great supporter of — for Canada Southern. And I’m just going to

CANADA SOUTHERN PETROLEUM
Moderator: Randy Denecky
05-25-06/12:00 pm CT

quote something out of it. And I’ve relied very heavily on their expertise to a great extent.

Let me put this out. They said at the time, “On the presumption that Arctic Islands gas comes (within a realm) of probable development, which — meaning even — and as I told my son, (Gary), last Thanksgiving is even you’ll (hear) that the pipeline to McKenzie Delta is going to be built, you’re going to have an entirely new ballgame. In other words, that will come even before actual production. The assumption of production would put values — (in-ground) values — on the gas in the Arctic Island.

Now, here are some numbers that they have put out and I’m quoting. “At — every (in-ground) value of 10 cents, assuming that they have reserves of around 1 trillion cubic feet — and I think that is — would be minimal up to the time when they do further exploration. But given 1 trillion cubic feet of (in-ground) reserves. They are suggesting for every 10-cent value, that that would add $7.04 a share to Canada Southern.

And by the way, here again I’m quoting. At that time, oil was selling for maybe just a little over $15 a barrel, has was over $2 and probably between $2.50 and $3 a thousand cubic feet. As (I’ve already said), this is August 1999.

Now, add — for every 10 cents that the (in-ground) value went up or goes up, you add $7. These are, you know, I’m quoting, $7 to the value of — (in-ground) value to Canada Southern. So, those are some, you know, numbers that — as I say, I feel that they’re justified in these numbers.

So what can I say?

CANADA SOUTHERN PETROLEUM
Moderator: Randy Denecky
05-25-06/12:00 pm CT

((Crosstalk))

(Leon Serunian):	Gas is selling for between $5 and $6 a thousand cubic feet, you know, on the spot market and having them much higher of course. The value to this company is almost unimaginable — what the potential here is.

Richard McGinity:	Well, Mr. (Serunian), I — it is certainly very large, as I’ve said before, on these value questions, it’s really inappropriate for me speculate at this particular moment anyway.

But you mentioned the McKenzie Delta pipeline, which is a very astute observation. I would invite you to — if you haven’t — look at the potential or the demand, I should say, and plans for importing liquid natural gas into Eastern Canada. This is discussed in the circular and I think that would be another potential entry point for natural gas that could be produced in the Arctic Islands and for which, as I think I’ve said in my early remarks, there has been some planning done already. So, in any case you can look at LNG opportunity too for some — well, for some guidance on that.

But thank you again.

(Tina)?

Operator:	Thank you. There are no further questions at this time. I will turn the conference back over to you for your closing remarks.

Richard McGinity:	Well, I would say again, thanks to everyone for tuning in and listening. And I guess I would just like to finish by saying, just reminding you all once again, please read the circular. Please note that the Board recommends that

CANADA SOUTHERN PETROLEUM
Moderator: Randy Denecky
05-25-06/12:00 pm CT

you reject the offer and please continue to pay attention. And thank you very much again.

Operator:	Ladies and gentlemen, that does conclude the conference call for today. We thank you for your participation and ask that you please disconnect all lines. Thank you and have a good day.
END

31